Benefield                                                          March 1, 2001

                              Consulting Agreement


              This Agreement is made effective as of March 1, 2001,
                                by and between:

                     View Systems, Inc., of Denver, CO, and

                          Russel Benefield, Denver, CO

In this Agreement, the party who is contracting to receive services shall be referred to as "View", and the party who will be providing the services shall be referred to as "Benefield".

Benefield has a background in investor relations and corporate development, public relations and advertising with expertise in the dissemination of information about publicly traded companies.

View desires to have services provided by Benefield.

Therefore, the parties agree as follows:

     1. DESCRIPTION OF SERVICES. Benefield has been performing and shall perform the following services for View: Marketing and Promotion.

     2. PERFORMANCE OF SERVICES. The manner in which the Services are to be performed and the specific hours to be worked by Benefield shall be determined by Benefield. View will rely on Benefield to work as many hours as may be reasonably necessary to fulfill Benefield's obligations under this Agreement. Benefield will report to Gunther Than during this engagement.

     3. PAYMENT. View Systems will pay common stock for services rendered at the discretion of its Chief Executive Officer. The remuneration will be dependent on accomplishment and will be considered a commission. From time to time the company may elect to register such shares in an SB2 or S8 filing. Pre-approved expenses will be paid at the discretion of the Operations Director if supported with receipts. 4. NEW PROJECT APPROVAL. Benefield and View recognize that Benefield's Services will include working on various projects for View. Benefield shall obtain the approval of View prior to the commencement of a new project.


     5. TERM/TERMINATION. This Agreement may be terminated by either party upon 30 days notice to the other party.

     6. RELATIONSHIP OF PARTIES. It is understood by the parties that Benefield is an independent contractor with respect to View, and not an employee of View. View will not provide fringe benefits, including health insurance benefits, paid vacation, or any other employee benefit, for the benefit of Benefield.

     7. DISCLOSURE. Benefield is required to disclose any outside activities or interests, including ownership or participation in the development of prior inventions, that conflict or may conflict with the best interests of View. Prompt disclosure is required under this paragraph if the activity or interest is related, directly or indirectly, to:

      - a product or product line of View
      - a manufacturing process of View
      - a customer or potential customer of View
      - a product or system design of View
      - a distributor, reseller or OEM of View

     8. INDEMNIFICATION. Benefield agrees to indemnify and hold View harmless from all claims, losses, expenses, fees including attorney fees, costs, and judgments that may be asserted against View that result from the acts or omissions of Benefield, Benefield's employees, if any, and Benefield's agents.

     9. ASSIGNMENT. Benefield's obligations under this Agreement may not be assigned or transferred to any other person, firm, or corporation without the prior written consent of View.

     10. NONSOLICITATION. During the term of this Agreement, and for 12 months thereafter, Benefield shall not solicit or hire View's employees to work for it, nor shall he solicit View's customers to sell products substantially similar to View's products. During the term of this Agreement, and for 12 months thereafter, Benefield shall not compete, directly or indirectly with View, in producing, selling and distributing products that are substantially similar to View's products.

     11. CONFIDENTIALITY. View recognizes that Benefield has and will have the following information:

      - inventions
      - products
      - prices
      - costs
      - discounts
      - future plans
      - business affairs
      - trade secrets
      - technical information
      - customer lists
      - product design information
      - copyrights

and other proprietary information (collectively, "Information") which are valuable, special and unique assets of View and need to be protected from improper disclosure. In consideration for the disclosure of the Information, Benefield agrees that he will not at any time or in any manner, either directly or indirectly, use any Information for Benefield's own benefit, or divulge, disclose, or communicate in any manner any Information to any third party without the prior written consent of View. Benefield will protect the Information and treat it as strictly confidential. A violation of this paragraph shall be a material violation of this Agreement.

     12. UNAUTHORIZED DISCLOSURE OF INFORMATION. If it appears that Benefield has disclosed (or has threatened to disclose) Information in violation of this Agreement, View shall be entitled to an injunction to restrain Benefield from disclosing, in whole or in part, such Information, or from providing any services to any party to whom such Information has been disclosed or may be disclosed.

     13. CONFIDENTIALITY AFTER TERMINATION. The confidentiality provisions of this Agreement shall remain in full force and effect after the termination of this Agreement.

     14. RETURN OF RECORDS. Upon termination of this Agreement, Benefield shall deliver all records, notes, data, memoranda, models, and equipment of any nature that are in Benefield's possession or under Benefield's control and that are View's property or relate to View's business.

     15. NOTICES. All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when delivered in person or deposited in the United States mail, postage prepaid, addressed as follows:

IF for View:
View Systems, Inc.
Gunther Than, President
9693 Gerwig Lane, Suite O
Columbia, Maryland 21046

IF for Benefield:

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Such address may be changed from time to time by either party by providing written notice to the other in the manner set forth above.

     16. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.

     17. AMENDMENT. This Agreement may be modified or amended if the amendment is made in writing and is signed by both parties.

     18. SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

     19. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

     20. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of Maryland.

Party receiving services:
View Systems, Inc.



By:      /S/ Gunther Than
         ____________________________________________________
         Gunther Than
         President



Party providing services:



/S/ Russel Benefield
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          Russel Benefield